Exhibit 8.1

SUBSIDIARIES OF HORIZON QUANTUM HOLDINGS LTD.

Name	Jurisdiction
Horizon Quantum Computing Pte. Ltd.	Singapore
Horizon Quantum Computing (Ireland) Limited.	Ireland
dMY Squared Technology Group, Inc.	Massachusetts